As filed with the Securities and Exchange Commission on January 2, 2008
Registration No. 333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ATLAS ENERGY RESOURCES, LLC
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	75-3218520 (I.R.S. Employer Identification No.)
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108
(412) 262-2830
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)
Matthew A. Jones
Atlas Energy Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108
(412) 262-2830
(Address, including zip code, and telephone number, including area code, of agent for service)
Please send copies of communications to:
Lisa A. Ernst, Esq.
Ledgewood
1900 Market Street, Suite 750
Philadelphia, PA 19103
(215) 731-9450
Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Proposed
		Proposed	maximum
	Amount	maximum	aggregate	Amount of
Title of each class of securities to	to be	offering price	offering	registration
be registered	registered	per unit(1)	price	fee
Common units representing limited liability company interests	24,001,009	$30.90	$741,631,178	$29,147

(1)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, based upon the average of the high and low prices on the New York Stock Exchange on December 28, 2007.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 2, 2008
PROSPECTUS
24,001,009 Common Units
ATLAS ENERGY RESOURCES, LLC
     This prospectus relates to the sale of up to 24,001,009 common units representing liability company partner interests for the account of the selling unitholders named in this prospectus. The common units may be sold in the open market, on the New York Stock Exchange, in privately negotiated transactions or a combination of these methods. We will not receive any of the proceeds from the sale of the common units covered by this prospectus.
     Our common units are quoted on the New York Stock Exchange under the symbol “ATN.” The last reported sales price of our common units was $31.09 per unit on December 31, 2007.
     Investing in our common units involves risks. You should carefully consider the risks described under “Risk Factors” beginning on page 4 of this prospectus before you make an investment in our securities.
     Our principal executive offices are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Moon Township, PA 15108. Our telephone number is (412) 262-2830.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus dated ___________, 2008

No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of our securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of our company since the date hereof.

GUIDE TO READING THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling unitholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling unitholders. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. See “Where You Can Find More Information.” You are urged to read this prospectus, including the “Risk Factors,” and our SEC reports in their entirety.
     The following information should help you understand some of the terms used in this prospectus. Unless the context indicates otherwise:
•	the terms “Atlas Energy Resources,” “we,” “our,” “us” or like terms for periods before December 18, 2006 refer to Atlas America E&P Operations, the subsidiaries that Atlas America, Inc. contributed to us in connection with our initial public offering, and for periods after that date refer to Atlas Energy Resources, LLC and its subsidiaries;

•	references to fiscal 2005 and 2004 are to Atlas America E&P Operations’ fiscal year end, which was September 30; Atlas America E&P Operations changed its year end to December 31; and

•	the terms “our manager” or “Atlas Energy Management” refer to Atlas Energy Management, Inc.

i

INFORMATION ABOUT ATLAS ENERGY RESOURCES, LLC
     We are a limited liability company focused on the development and production of natural gas and, to a lesser extent, oil principally in northern Michigan and the Appalachian Basin. In northern Michigan, we drill wells for our own account. In the Appalachian Basin, we sponsor and manage tax-advantaged investment partnerships, in which we coinvest, to finance the exploitation and development of our acreage.
     We were formed in June 2006 to own and operate substantially all of the natural gas and oil assets and the investment partnership management business of Atlas America. Atlas America has been involved in the energy industry since 1968, expanding its operations in 1998 when it acquired The Atlas Group, Inc. and in 1999 when it acquired Viking Resources Corporation, both engaged in the development and production of natural gas and oil and the sponsorship of investment partnerships. On June 29, 2007 we acquired DTE Gas & Oil Company from DTE Energy Company (NYSE: DTE) for $1.268 billion in cash, subject to final post-closing adjustments. We are managed by Atlas Energy Management, a wholly-owned subsidiary of Atlas America.
     As of and for the three months ended September 30, 2007, we had the following key assets:
     In our Appalachia gas and oil operations:
•	direct and indirect working interests in approximately 7,454 gross producing gas and oil wells;

•	overriding royalty interests in approximately 626 gross producing gas and oil wells;

•	net daily production of 32 million cubic feet of natural gas equivalents, or MMcfe, per day;

•	approximately 758,300 gross (711,000 net) acres, of which approximately 476,100 gross (467,800 net) acres, are undeveloped; and

•	an interest in a joint venture that gives us the right to drill up to 77 additional net wells before December 31, 2007 on approximately 212,000 acres in Tennessee.
     In our Michigan gas and oil operations:
•	direct and indirect working interests in approximately 2,234 gross producing gas and oil wells;

•	overriding royalty interests in approximately 93 gross producing gas and oil wells;

•	net daily production of 59 MMcfe per day; and

•	approximately 366,500 gross (299,500 net) acres, of which approximately 78,900 gross (65,600 net) acres are undeveloped.
     In our partnership management business:

•	our investment partnership business, which includes equity interests in 91 investment partnerships and a registered broker-dealer which acts as the dealer-manager of our investment partnership offerings; and

•	additional average daily production of 47.7 MMcfe per day.
     At June 30, 2007, the date of our most recent reserve reports, we had proved reserves of 191.1 billion cubic feet of natural gas equivalents, or Bcfe in Appalachia, including reserves net to our equity interest in the investment partnerships, and 610.5 Bcfe in Michigan, and we managed proved reserves of 456.2 Bcfe in our partnership management business.
     Our revenue, cash flow from operations and future growth depend substantially on factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. Historically, natural gas and oil prices have been volatile and may fluctuate widely in the future. Sustained periods of low prices for natural gas or oil could materially and adversely affect our financial position, our results of operations, the quantities of natural gas and oil reserves that we can economically produce and our access to capital.
     We face the challenge of natural production declines. As initial reservoir pressures are depleted, natural gas production from a given well decreases. We attempt to overcome this natural decline by drilling to find additional reserves and acquiring more reserves than we produce. Our future growth will depend in part on our ability to continue to add reserves in excess of production.
     Our principal executive offices are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Moon Township, PA 15108 and our telephone number is (412) 262-2830. Our website is www.atlasenergyresources.com. Except as described in “Incorporation of Certain Documents by Reference,” the information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

RISK FACTORS
     You should consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our securities. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our securities could decline and you may lose some or all of your investment.
Risks Relating to Our Business
If commodity prices decline significantly, our cash flow from operations will decline.
     Our revenue, profitability and cash flow substantially depend upon the prices and demand for natural gas and oil. The natural gas and oil markets are very volatile and a drop in prices can significantly affect our financial results and impede our growth. Changes in natural gas and oil prices will have a significant impact on the value of our reserves and on our cash flow. Prices for natural gas and oil may fluctuate widely in response to relatively minor changes in the supply of and demand for natural gas or oil, market uncertainty and a variety of additional factors that are beyond our control, such as:
•	the level of the domestic and foreign supply and demand;

•	the price and level of foreign imports;

•	the level of consumer product demand;

•	weather conditions and fluctuating and seasonal demand;

•	overall domestic and global economic conditions;

•	political and economic conditions in natural gas and oil producing countries, including those in the Middle East and South America;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the impact of the U.S. dollar exchange rates on natural gas and oil prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental relations, regulations and taxation;

•	the impact of energy conservation efforts;

•	the cost, proximity and capacity of natural gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.
     In the past, the prices of natural gas and oil have been extremely volatile, and we expect this volatility to continue. For example, during the twelve months ended September 30, 2007, the

NYMEX Henry Hub natural gas index price ranged from a high of $8.32 per million British thermal units, or MMBtu, to a low of $4.20 per MMBtu, and West Texas Intermediate oil prices ranged from a high of $75.57 per barrel, or Bbl, to a low of $51.13 per Bbl.
Unless we replace our reserves, our reserves and production will decline, which would reduce our cash flow from operations and impair our ability to pay distributions.
     Producing natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Based on our June 30, 2007 reserve reports, our average annual decline rate for proved developed producing reserves is approximately 8% during the first five years, approximately 5% in the next five years and less than 5%. Because total estimated proved reserves include proved undeveloped reserves at June 30, 2007, production will decline at this rate even if those proved undeveloped reserves are developed and the wells produce as expected. This rate of decline will change if production from our existing wells declines in a different manner than we have estimated and can change when we drill additional wells, make acquisitions and under other circumstances. Thus, our future natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. Our ability to find and acquire additional recoverable reserves to replace current and future production at acceptable costs depends on our generating sufficient cash flow from operations and other sources of capital, including our investment partnerships, all of which are subject to the risks discussed elsewhere in this section.
Our estimated reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.
     Underground accumulations of natural gas and oil cannot be measured in an exact way. Natural gas and oil reserve engineering requires subjective estimates of underground accumulations of natural gas and oil and assumptions concerning future natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Our independent petroleum engineers prepare estimates of our proved reserves. Over time, our internal engineers may make material changes to reserve estimates taking into account the results of actual drilling and production. Some of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. Also, we make certain assumptions regarding future natural gas prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions by actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, the classifications of reserves based on risk of recovery and estimates of the future net cash flows. For example, if natural gas prices decline by $1.00 per thousand cubic feet of natural gas, or Mcf, then the present value of future net revenues, or PV-10 value, of our proved reserves as of June 30, 2007 would decrease from $1,305.2 million to $1,083.9 million. PV-10 is the present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, calculated in accordance with Financial Accounting Standards Board guidelines, net of estimated production and future developments costs, using prices and costs as of the date of estimation without future escalation, excluding financial hedges, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of natural gas and oil we ultimately recover being different from our reserve estimates. The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our natural gas properties also will be affected by factors such as:
•	actual prices we receive for natural gas;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	supply of and demand for natural gas; and

•	changes in governmental regulations or taxation.
     The timing of both our production and our incurrence of expenses in connection with the development and production of natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general. Any significant variance in our assumptions could materially affect the quantity and value of reserves, the amount of PV-10, and our financial condition and results of operations. In addition, our reserves or PV-10 may be revised downward or upward based upon production history, results of future exploitation and development activities, prevailing natural gas and oil prices and other factors. A material decline in prices paid for our production can reduce the estimated volumes of our reserves because the economic life of our wells could end sooner. Similarly, a decline in market prices for natural gas or oil may reduce our PV-10.
The scope and costs of the risks involved in making acquisitions may prove greater than estimated at the time of the acquisition.
Any acquisition involves potential risks, including, among other things:
•	mistaken assumptions about revenues and costs, including synergies;

•	significant increases in our indebtedness and working capital requirements;

•	an inability to integrate successfully or timely the businesses we acquire;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	the diversion of management’s attention from other business concerns;

•	increased demands on existing personnel;

•	customer or key employee losses at the acquired businesses; and

•	the failure to realize expected growth or profitability.
     The scope and cost of these risks may ultimately be materially greater than estimated at the time of the acquisition. Further, our future acquisition costs may be higher than those we have achieved historically. Any of these factors could adversely impact our future growth and our ability to increase distributions.
We may be unsuccessful in integrating the operations from our recent acquisition or any future acquisitions with our operations and in realizing all of the anticipated benefits of these acquisitions.
     We acquired DTE Gas & Oil in June 2007 and are currently in the process of integrating its operations with ours. We also have an active, on-going program to identify other potential acquisitions. The integration of previously independent operations with ours can be a complex, costly and time-consuming process. The difficulties of combining these systems, as well as any operations we may acquire in the future, with us include, among other things:
•	operating a significantly larger combined entity;

•	the necessity of coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds and organizational cultures;

•	consolidating operational and administrative functions;

•	integrating internal controls, compliance under Sarbanes-Oxley Act of 2002 and other corporate governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.
     We acquired DTE Gas & Oil with the expectation that combining it with our existing operations will result in benefits, including, among other things, increased geographic diversification and reserve life. There can be no assurance that we will realize any of these benefits or that the acquisition will not result in the deterioration or loss of our business. Costs incurred and liabilities assumed in connection with an acquisition and increased capital expenditures and overhead costs incurred to expand our operations could harm our business or future prospects, and result in significant decreases in our revenues and distributions to unitholders.
The DTE Gas & Oil acquisition has substantially changed our business, making it difficult to evaluate our business based upon our historical financial information.

     The DTE Gas & Oil acquisition has significantly increased our size, redefined our business plan, expanded our geographic market and resulted in large changes to our revenues and expenses. As a result of this acquisition, and our continued plan to acquire and integrate additional companies that we believe present attractive opportunities, our financial results for any period or changes in our results across periods may continue to dramatically change. Our historical financial results, therefore, should not be relied upon to accurately predict our future operating results, thereby making the evaluation of our business more difficult.
We have limited experience in drilling wells to the Marcellus Shale, less information regarding reserves and decline rates in the Marcellus Shale than in other areas of our Appalachian operations and wells drilled to the Marcellus Shale will be deeper, more expensive and more susceptible to mechanical problems in drilling and completing than wells in the other areas.
     We have limited experience in drilling development wells to the Marcellus Shale. As of November 1, 2007, we have drilled 13 wells to the Marcellus Shale, ten of which have been completed as productive, but have been producing for only a short period of time. Other operators in the Appalachian Basin also have limited experience in drilling wells to the Marcellus Shale. Thus, we have much less information with respect to the ultimate recoverable reserves and the production decline rate in the Marcellus Shale than we have in our other areas of operation. In addition, the wells to be drilled in the Marcellus Shale will be drilled deeper than in our other primary areas, which makes the Marcellus Shale wells more expensive to drill and complete. The wells will also be more susceptible to mechanical problems associated with the drilling and completion of the wells, such as casing collapse and lost equipment in the wellbore. In addition, the fracturing of the Marcellus Shale will be more extensive and complicated than fracturing the geological formations in our other areas of operation.
We will be required to make substantial capital expenditures to increase our asset base. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to pay distribtions may be diminished.
     The natural gas and oil industry is capital intensive. We intend to finance our future capital expenditures with capital raised through equity and debt offerings, our investment partnerships, cash flow from operations and bank borrowings. If we are unable to obtain sufficient capital funds on satisfactory terms, we may be unable to increase or maintain our inventory of properties and reserve base, or be forced to curtail drilling or other activities. This would result in a decline in our revenues and our ability to make distributions may be diminished. If we do not make sufficient or effective expansion capital expenditures, including with funds from third-party sources, we will be unable to expand our business operations.
Changes in tax laws may impair our ability to obtain capital funds through investment partnerships.
     Under current federal tax laws, there are tax benefits to investing in investment partnerships such as those we sponsor, including deductions for intangible drilling costs and depletion deductions. Changes to federal tax law that reduce or eliminate these benefits may make investment in our investment partnerships less attractive and, thus, reduce our ability to obtain funding from this significant source of capital funds.
We may not be able to continue to raise funds through our investment partnerships at the levels we have recently experienced, which may in turn restrict our ability to maintain our drilling activity at the levels recently experienced.

     We have sponsored limited and general partnerships to raise funds from investors to finance our development drilling activities in Appalachia. Accordingly, the amount of development activities we undertake there depends in large part upon our ability to obtain investor subscriptions to invest in these partnerships. During the past three years we have raised successively larger amounts of funds through these investment partnerships, raising $107.7 million in fiscal 2004, $148.7 million in fiscal 2005, and $52.2 million in the three months ended December 31, 2005 and $218.5 million in calendar 2006. In the future, we may not be successful in raising funds through these investment partnerships at the same levels we have recently experienced, and we also may not be successful in increasing the amount of funds we raise as we have done in recent years. Our ability to raise funds through our investment partnerships depends in large part upon the perception of investors of their potential return on their investment and their tax benefits from investing in them, which perception is influenced significantly by our historical track record of generating returns and tax benefits to the investors in our existing partnerships.
     In the event that our investment partnerships do not achieve satisfactory returns on investment or the anticipated tax benefits, we may have difficulty in continuing to increase the amount of funds we raise through these partnerships or in maintaining the level of funds we have recently raised through these partnerships. In this event, we may need to obtain financing for our drilling activities on a less attractive basis than the financing we realize through these partner-ships or we may determine to reduce our drilling activity.
Our fee-based revenues may decline if we are unsuccessful in continuing to sponsor investment partnerships, and our fee-based revenue may not increase at the same rate as recently experienced if we are unable to raise funds at the same or higher levels as we have recently experienced.
     Our fee-based revenues are based on the number of investment partnerships we sponsor and the number of partnerships and wells we manage or operate. If we are unsuccessful in sponsoring future investment partnerships, our fee-based revenues may decline. Additionally, our fee-based revenue may not increase at the same rate as recently experienced if we are unable to raise funds at the same or higher levels as we have recently experienced.
Our revenues may decrease if investors in our investment partnerships do not receive a minimum return.
     We have agreed to subordinate up to 50% of our share of production revenues to specified returns to the investor partners in our investment partnerships, typically 10% per year for the first five years of distributions. Thus, our revenues from a particular partnership will decrease if it does not achieve the specified minimum return and our ability to make distributions to unitholders may be impaired. We have not subordinated our share of revenues from any of our investment partnerships since March 2005, but did subordinate $91,000 in 2005 and $335,000 in 2004.
Competition in the natural gas and oil industry is intense, which may hinder our ability to acquire gas and oil properties and companies and to obtain capital, contract for drilling equipment and secure trained personnel.
     We operate in a highly competitive environment for acquiring properties and other natural gas and oil companies, attracting capital through our investment partnerships, contracting for drilling equipment and securing trained personnel. We will also compete with the exploration and production divisions of public utility companies for natural gas and oil property acquisitions.

Our competitors may be able to pay more for natural gas and oil properties and drilling equipment and to evaluate, bid for and purchase a greater number of properties than our financial or personnel resources permit. Moreover, our competitors for investment capital may have better track records in their programs, lower costs or better connections in the securities industry segment that markets oil and gas investment programs than we do. All of these challenges could make it more difficult for us to execute our growth strategy. We may not be able to compete successfully in the future in acquiring leasehold acreage or prospective reserves or in raising additional capital.
     Furthermore, competition arises not only from numerous domestic and foreign sources of natural gas and oil but also from other industries that supply alternative sources of energy. Competition is intense for the acquisition of leases considered favorable for the development of natural gas and oil in commercial quantities. Product availability and price are the principal means of competition in selling natural gas and oil. Many of our competitors possess greater financial and other resources than ours which may enable them to identify and acquire desirable properties and market their natural gas and oil production more effectively than we do.
We depend on certain key customers for sales of our natural gas. To the extent these customers reduce the volumes of natural gas they purchase from us, our revenues and cash available for distribution could decline.
     In Appalachia, our natural gas is sold under contracts with various purchasers. Under a natural gas supply agreement with Hess Corporation, which expires on March 31, 2009, Hess Corporation has a last right of refusal to buy all of the natural gas produced and delivered by us and our affiliates, including our investment partnerships. During fiscal 2006, natural gas sales to Hess Corporation accounted for approximately 26% of our oil and gas revenues, and during the nine months ended September 30, 2007, Hess Corporation accounted for approximately 13% of our oil and gas revenues. In Michigan, DTE Gas & Oil currently sells approximately 70% of its natural gas under contracts with a former affiliate which expire at various dates through 2012. To the extent these and other key customers reduce the amount of natural gas they purchase from us, our revenues and cash available for distributions to unitholders could temporarily decline in the event we are unable to sell to additional purchasers.
Our Appalachia business depends on the gathering and transportation facilities of Atlas Pipe-line. Any limitation in the availability of those facilities would interfere with our ability to market the natural gas we produce and could reduce our revenues and cash available for distribution.
     Atlas Pipeline Partners, L.P. gathers more than 90% of our current Appalachia production and approximately 50% of our total production. The marketability of our natural gas production depends in part on the availability, proximity and capacity of gathering and pipeline systems owned by Atlas Pipeline and other third parties. The amount of natural gas that can be produced and sold is subject to curtailment in circumstances such as pipeline interruptions due to scheduled and unscheduled maintenance or excessive pressure or physical damage to the gathering or transportation system. The curtailments arising from these and similar circumstances may last from a few days to several months.

If Atlas America fails to pay gathering fees to Atlas Pipeline as required by its assumption agreement with us, we will have to pay to Atlas Pipeline the difference between the gathering fee payable and the amount we receive from our investment partnerships for gathering services out of our own resources.
     We are a party to a master gas gathering agreement with Atlas Pipeline which requires, among other things, paying Atlas Pipeline gathering fees for gathering our gas. The gathering agreement is a continuing obligation and not terminable by us, except that if Atlas Pipeline’s general partner is removed without cause, then no gathering fees will be due under the agreement with respect to new wells drilled by us. Atlas America assumed our obligation to pay these gathering fees pursuant to the contribution agreement entered into at the completion of our initial public offering, and we agreed to pay Atlas America the gathering fees we receive from our investment partnerships and fees associated with production to our interest. The gathering fees payable to Atlas Pipeline generally exceed the amount we receive from our investment partnerships for gathering services. For the year ended December 31, 2006, this excess amount was approximately $20.0 million. If Atlas America defaulted on its obligation to us under the assumption agreement to pay gathering fees to Atlas Pipeline, we would be liable to Atlas Pipeline for the payment of the fees, which would reduce our income and cash available for distribution to unitholders.
Shortages of drilling rigs, equipment and crews could delay our operations.
     Higher natural gas and oil prices generally increase the demand for drilling rigs, equipment and crews and can lead to shortages of, and increasing costs for, drilling equipment, services and personnel. Over the past three years, we and other natural gas and oil companies have experienced higher drilling and operating costs. Shortages of, or increasing costs for, experienced drilling crews and oil field equipment and services could restrict our ability to drill the wells and conduct the operations which we currently have planned. Any delay in the drilling of new wells or significant increase in drilling costs could reduce our revenues.
Because we handle natural gas and oil, we may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment.
     The operations of our wells and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example:
•	the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;

•	the federal Clean Water Act and comparable state laws and regulations that impose obligations related to discharges of pollutants into regulated bodies of water;

•	the federal Resource Conservation and Recovery Act, or RCRA, and comparable state laws and regulations that impose requirements for the handling and disposal of waste from our facilities; and

•	the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, also known as “Superfund,” and comparable state laws and regulations that regulate and impose liability for the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which we have sent waste for disposal.
     Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes, including the RCRA, CERCLA, the federal Oil Pollution Act and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.
     There is an inherent risk that we may incur environmental costs and liabilities due to the nature of our business and the substances we handle. For example, an accidental release from one of our wells could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies may be enacted or adopted and could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover remediation costs under our insurance policies.
Many of our leases are in areas that have been partially depleted or drained by offset wells.
     Many of our key project areas are located in active drilling areas in the Appalachian Basin. As a result, many of our leases are in areas that have already been partially depleted or drained by earlier offset drilling. This may inhibit our ability to find economically recoverable quantities of natural gas in these areas.
Our identified drilling location inventories are susceptible to uncertainties that could materially alter the occurrence or timing of our drilling activities, which may result in lower cash from operations.
     Our management has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. As of September 30, 2007, we had identified approximately 4,200 potential drilling locations. These identified drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, natural gas prices, costs and drilling results. In addition, our independent petroleum engineering consultants have not assigned any proved reserves to the over 3,200 unproved potential drilling locations we have identified and therefore there may exist greater uncertainty with respect to the success of drilling wells at these drilling locations. Our final determination on whether to drill any of these drilling locations will be dependent upon the factors described above as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations. Because of these uncertainties, we do not know if the numerous drilling locations we have identified will be drilled within our expected timeframe or will ever be drilled or if we will be able to produce natural gas and oil from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from our anticipated drilling activities.

Some of our undeveloped leasehold acreage is subject to leases that may expire in the near future.
     Leases covering approximately 77,100 of our 1,010,500 net acres, or 8%, are scheduled to expire on or before September 30, 2008. If we are unable to renew these leases, or any leases scheduled for expiration beyond September 30, 2008, on favorable terms, we will lose the right to develop the acreage that is covered by an expired lease and our production would decline, which would reduce our cash flows from operations and could impair our ability to make distributions to unitholders.
Drilling for and producing natural gas are high risk activities with many uncertainties.
     Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for natural gas can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable. In addition, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:
•	the high cost, shortages or delivery delays of equipment and services;

•	unexpected operational events and drilling conditions;

•	adverse weather conditions;

•	facility or equipment malfunctions;

•	title problems;

•	pipeline ruptures or spills;

•	compliance with environmental and other governmental requirements;

•	unusual or unexpected geological formations;

•	formations with abnormal pressures;

•	injury or loss of life;

•	environmental accidents such as gas leaks, ruptures or discharges of toxic gases, the release of brine or well fluids into the environment or oil leaks;

•	fires, blowouts, craterings and explosions; and

•	uncontrollable flows of natural gas or well fluids.
     Any one or more of the factors discussed above could reduce or delay our receipt of drilling and production revenues, thereby reducing our earnings, and could reduce revenues in one or more of our investment partnerships, which may make it more difficult to finance our drilling operations through sponsorship of future partnerships. In addition, any of these events can cause substantial losses, including those relating to personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties.
     Although we will maintain insurance against various losses and liabilities arising from our operations, insurance against all operational risks is not available to us. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could reduce our results of operations and impair our ability to make distributions to unitholders.
Properties that we buy may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against such liabilities.
     One of our growth strategies is to capitalize on opportunistic acquisitions of natural gas reserves. However, our reviews of acquired properties are inherently incomplete because it generally is not feasible to review in depth every individual property involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well we acquire. Potential problems, such as deficiencies in the mechanical integrity of equipment or environmental conditions that may require significant remedial expenditures, are not necessarily observable even when we inspect a well. Any unidentified problems could result in material liabilities and costs that negatively impact our financial condition and results of operations. Even if we are able to identify problems with an acquisition, the seller may be unwilling or unable to provide effective contractual protection or indemnity against all or part of these problems. Even if a seller agrees to provide indemnity, the indemnity may not be fully enforceable and may be limited by floors and caps on such indemnity.
Hedging transactions may limit our potential gains or cause us to lose money.
     Pricing for natural gas has been volatile and unpredictable for many years. To limit exposure to changing natural gas prices, we use financial and physical hedges for our natural gas production. Physical hedges are not deemed hedges for accounting purposes because they require firm delivery of natural gas and are considered normal sales of natural gas. We generally limit these arrangements to smaller quantities than those projected to be available at any delivery point. In addition, we enter into financial hedges, which may include purchases of regulated NYMEX futures, option and collar contracts and non-regulated over-the-counter futures contracts with qualified counterparties. The futures contracts are commitments to purchase or sell natural gas at future dates and generally cover one-month periods for up to six years in the future. By removing the price volatility from a significant portion of our natural gas production, we have reduced, but not eliminated, the potential effects of changing natural gas prices on our cash flow from operations for those periods. Furthermore, while intended to help reduce the effects of volatile natural gas prices, such transactions, depending on the hedging instrument used, may limit our potential gains if natural gas prices were to rise substantially over the price established by the hedge. Under circumstances in which, among other things, production is substantially less than expected, the counterparties to our futures contracts fail to perform under the contracts or a sudden, unexpected event materially impacts natural gas prices, we may be exposed to the risk of financial loss.

We may be exposed to financial and other liabilities as the managing general partner in investment partnerships.
     We serve as the managing general partner of 91 investment partnerships and will be the managing general partner of new investment partnerships that we sponsor. As a general partner, we are contingently liable for the obligations of these partnerships to the extent that partnership assets or insurance proceeds are insufficient. We have agreed to indemnify each investor partner in our investment partnerships from any liability that exceeds such partner’s share of the investment partnership’s assets.
We are subject to comprehensive federal, state, local and other laws and regulations that could increase the cost and alter the manner or feasibility of our doing business.
     Our operations are regulated extensively at the federal, state and local levels. Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon natural gas and oil wells. Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.
     Part of the regulatory environment in which we operate includes, in some cases, legal requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing drilling and production activities. In addition, our activities are subject to the regulations regarding conservation practices and protection of correlative rights. These regulations affect our operations and limit the quantity of natural gas we may produce and sell. A major risk inherent in our drilling plans is the need to obtain drilling permits from state and local authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could inhibit our ability to develop our properties. Additionally, the natural gas and oil regulatory environment could change in ways that might substantially increase the financial and managerial costs of compliance with these laws and regulations and, consequently, reduce our profitability. Furthermore, we may be put at a competitive disadvantage to larger companies in our industry who can spread these additional costs over a greater number of wells and larger operating staff.
Risks Related to Our Structure
Atlas America and its affiliates own a substantial interest in us.
     Atlas America and its affiliates currently own approximately 48.5% of our common units and all of our Class A units. Accordingly, Atlas America possesses a substantial vote on all matters submitted to a vote of our unitholders, including election of our board of directors. Moreover, it will be able to determine matters requiring class voting so long as it controls the Class A units. This concentration of ownership may have the effect of preventing or discouraging transactions involving an actual or a potential change of control of our company, regardless of whether a premium is offered over then-current market prices.

Our limited liability company agreement limits and modifies our directors’ and officers’ fiduciary duties.
     Our limited liability company agreement contains provisions that modify and limit our directors’ and officers’ fiduciary duties to us and our unitholders. For example, our limited liability company agreement provides that:
•	our directors and officers will not have any liability to us or our unitholders for decisions made in good faith, which is defined so as to require that they believed the decision was in our best interests; and

•	our directors and officers will not be liable for monetary damages to us or our unitholders for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the directors or officers acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such conduct was unlawful.
Members of our board of directors and Atlas America and its affiliates, including our manager, may have conflicts of interest with us.
     Conflicts of interest may arise between us and our unitholders and members of our board of directors and Atlas America and its affiliates, including our manager. These potential conflicts may relate to the divergent interests of these parties. Situations in which the interests of members of our board of directors and Atlas America and its affiliates, may differ from interests of owners of common units include, among others, the following situations:
•	Our limited liability company agreement gives our board of directors broad discretion in establishing cash reserves for the proper conduct of our business, which affects the amount of cash available for distribution. For example, our board of directors uses its reasonable discretion to establish and maintain cash reserves sufficient to maintain our asset base.

•	Our manager recommends to our board of directors the timing and extent of our drilling program and related capital expenditures, asset purchases and sales, and financing alternatives and reserve adjustments, all of which affect the amount of cash that we distribute to our unitholders.

•	In some instances our board of directors may cause us to borrow funds in order to permit us to pay cash distributions to our unitholders, even if the purpose or effect of the borrowing is to make management incentive distributions.

•	Except as provided in our omnibus agreement with Atlas America, members of our board of directors and Atlas America and its affiliates, including our manager, are not prohibited from investing or engaging in other businesses or activities that compete with us.

•	We do not have any employees and rely solely on employees of our manager and its affiliates. Our officers and the officers of our manager who provide services to us are not required to work full time on our affairs. These officers may devote significant time to the affairs of our manager’s affiliates. There may be significant conflicts between us and our affiliates regarding the availability of these officers to manage us.
We may issue additional units without your approval, which would dilute your existing ownership interests.
     We may issue an unlimited number of units of any type, including common units, without the approval of our unitholders. The issuance of additional units or other equity securities may have the following effects:
•	your proportionate ownership interest in us may decrease;

•	the amount of cash distributed on each common unit may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.
Our limited liability company agreement provides for a limited call right that may require you to sell your common units at an undesirable time or price.
     If, at any time, any person owns more than 87.5% of the common units then outstanding, such person has the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units then outstanding at a price not less than the then-current market price of the common units. As a result, you may be required to sell your common units at an undesirable time or price and therefore may receive a lower or no return on your investment. You may also incur tax liability upon a sale of your units. For additional information about the call right, please read “Our Limited Liability Company Agreement—Limited Call Right.”
If our unit price declines, you could lose a significant part of your investment.
     The market price of our common units could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:
•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	the public’s reaction to our press releases, announcements and our filings with the SEC;

•	fluctuations in broader securities market prices and volumes, particularly among securities of natural gas and oil companies and securities of publicly-traded limited partnerships and limited liability companies;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other natural gas and oil companies;

•	variations in the amount of our quarterly cash distributions;

•	future issuances and sales of our units; and

•	changes in general conditions in the U.S. economy, financial markets or the natural gas and oil industry.
     In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our common units.
Unitholders may have liability to repay distributions.
     Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 18-607 of the Delaware Revised Limited Liability Company Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, unitholders who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited liability company for the distribution amount. A purchaser of common units who becomes a unitholder is liable for the obligations of the transferring unitholder to make contributions to the limited liability company that are known to such purchaser of units at the time it became a member and for unknown obligations if the liabilities could be determined from our limited liability company agreement.
Our manager may transfer its interests in us to a third party without common unitholder consent.
     Our manager may transfer its Class A units and management incentive interests to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our common unitholders. Furthermore, Atlas America is not restricted from transferring its equity interest in our manager.
Atlas America may sell common units in the future, which could reduce the market price of our outstanding units.
     Atlas America currently owns 29,352,996 common units. In addition, our manager has the right to convert its Class A units and management incentive interests into common units if we terminate the management agreement, and its Class A units will automatically convert into common units, and it will have the option of converting its management incentive interests, if the common unitholders vote to eliminate the special voting rights of our Class A units. We have agreed to register for sale common units held by Atlas America and its affiliates. These registration rights allow Atlas America, our manager and their affiliates to request registration of their common units and to include any of those units in a registration of other securities by us. If Atlas America and its affiliates were to sell a substantial portion of their units, it could reduce the market price of our outstanding common units. Please also read “Material Tax Consequences—Disposition of Common Units—Constructive Termination.”
We depend on our manager and Atlas America, and may not find suitable replacements if the management agreement terminates.
     We have no employees. Our support personnel are employees of Atlas America. We have no separate facilities and completely rely on our manager and, because our manager has no direct employees, Atlas America. If our management agreement terminates, we may be unable to find a suitable replacement for them.
Our management agreement was not negotiated at arm’s-length and, as a result, may not be as favorable to us as if it had been negotiated with a third party.
     Our officers and four of our directors, Edward E. Cohen, Jonathan Z. Cohen, Richard D. Weber and Matthew A. Jones, are officers or directors of our manager, and Messrs. Cohen are directors of Atlas America. As a consequence, our management agreement was not the result of arm’s-length negotiations and its terms may not be as favorable to us as if it had been negotiated with an unaffiliated third party.
Expense reimbursements due to our manager under our management agreement reduce cash available for distribution to our unitholders.
     Before making any distribution on our common units, we reimburse our manager for all expenses that it incurs on our behalf pursuant to the management agreement. These expenses include all costs incurred on our behalf, including costs for providing corporate staff and support services to us. Our manager charges on a fully allocated cost basis for services provided to us. This fully allocated cost basis is based on the percentage of time spent by personnel of our manager and its affiliates on our matters and includes the compensation paid by our manager and its affiliates to such persons and their allocated overhead. The allocation of compensation expense for such persons is determined based on a good faith estimate of the value of each such person’s services performed on our business and affairs, subject to the periodic review and approval of our audit or conflicts committee.
Termination of the management agreement by us is difficult.
     Termination of our management agreement is difficult: we may terminate the management agreement only upon the affirmative vote of at least two-thirds of our outstanding common units, including units owned by Atlas America and its affiliates. Upon any termination, our manager will have the right to convert its Class A units into common units on a one-for-one basis and convert its management incentive interests into common units based on their fair market value if the successor manager does not purchase them. Atlas America will be able to prevent the removal of our manager so long as it owns at least two-thirds of our common units.
Our manager’s liability is limited under the management agreement, and we have agreed to indemnify our manager against certain liabilities.
     Our manager does not assume any responsibility under the management agreement other than to render the services called for under it, and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our manager, its directors, officers, employees and affiliates are not liable to us, any subsidiary of ours, our directors or our unitholders for acts performed in good faith and in accordance with the management agreement, except by reason of acts constituting bad faith, willful misconduct, fraud or criminal conduct. We have agreed to indemnify the parties for all damages and claims arising from acts not constituting bad faith, willful misconduct, fraud or criminal conduct and performed in good faith in accordance with and pursuant to the management agreement.
Our limited liability company agreement restricts the voting rights of unitholders owning 20% or more of our common units.
     Our limited liability company agreement restricts the voting rights of common unitholders by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than Atlas America, our manager, their affiliates or transferees and persons who acquire such units with the prior approval of our board of directors, cannot vote on any matter. Our limited liability company agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting common unitholders’ ability to influence the manner or direction of management.
If the holders of our common units vote to eliminate the special voting rights of the holders of our Class A units, the Class A units will automatically convert into common units on a one-for-one basis and our manager will have the option of converting the management incentive interests into common units at their fair market value, which may be dilutive to you.
     The holders of our Class A units have the right to vote as a separate class on extraordinary transactions submitted to a unitholder vote such as a merger or sale of all or substantially all of our assets. This right can be eliminated upon a vote of the holders of not less than two-thirds of our outstanding common units. If such elimination is so approved, the Class A units will automatically convert into common units on a one-for-one basis and our manager will have the right to convert its management incentive interests into common units based on their then fair market value, which may be dilutive to you.
An increase in interest rates may cause the market price of our common units to decline.
     Like all equity investments, an investment in our common units is subject to risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly-traded limited liability company interests. Reduced demand for our common units resulting from investors seeking other investment opportunities may cause the trading price of our common units to decline.
Tax Risks to Common Unitholders
     For a discussion of the expected material federal income tax consequences of owning and disposing of common units, see “Material Tax Consequences” in this prospectus.

  The IRS could treat us as a corporation, which would substantially reduce the cash available for distribution to unitholders.
     The federal income tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us. We have, however, received an opinion of Ledgewood, counsel to us and our general partner, that we will be classified as a partnership for federal income tax purposes. Opinions of counsel are based on specific factual assumptions and are not binding on the IRS or any court.
     If we were classified as a corporation for federal income tax purposes, we would pay tax on our income at the corporate tax rate, which is currently 35%. Distributions would generally be taxed again to the unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to you would be substantially reduced, likely causing a substantial reduction in the value of the common units.
     We cannot assure you that the law will not be changed and cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our limited liability company agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the initial quarterly distribution, or IQD, amount and the incentive distribution amounts will be adjusted to reflect the impact of that law on us.
You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.
     You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.
A successful IRS contest of the federal income tax positions we take may harm the market for our common units, and the costs of any contest will reduce cash available for distribution.
     We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take and a court may disagree with some or all of those positions. Any contest with the IRS may lower the price at which our common units trade. In addition, our costs of any contest with the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.
Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.
     Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts, or IRAs, and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.
We will treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could reduce the value of the common units.
     Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could reduce the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our unitholders’ tax returns. Please read “Material Tax Consequences — Uniformity of Common Units” for a further discussion of the effect of the depreciation and amortization positions we will adopt.
Tax gain or loss on the disposition of our common units could be more or less than expected because prior distributions in excess of allocations of income will decrease your tax basis in your units.
     If you sell any of your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that unit, will, in effect, become taxable income to you if the unit is sold at a price greater than your tax basis in that unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. As a result, you may incur a tax liability in excess of the amount of cash you receive from the sale.
We will be considered to have terminated for tax purposes due to a sale or exchange of 50% or more of our interests within a twelve-month period.
     We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders and in the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns, and unitholders receiving two Schedule K-1s, for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders.
You may be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.
     In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if you do not reside in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We currently do business and own assets in Kentucky, Michigan, New York, Ohio, Pennsylvania, Tennessee and West Virginia. As we make acquisitions or expand our business, we may do business or own assets in other states in the future. It is the responsibility of each unitholder to file all United States federal, foreign, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
     The matters discussed or incorporated by reference in this prospectus may include forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this report are forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:
•	business strategy;

•	financial strategy;

•	drilling locations;

•	natural gas and oil reserves;

•	realized natural gas and oil prices;

•	production volumes;

•	leasing operating expenses, general and administrative expenses and finding and development costs;

•	future operating results; and

•	plans, objectives, expectations and intentions.
           Other factors that could cause actual results to differ from those implied by the forward-looking statements in this report are more fully described in the “Risk Factors” section of this prospectus. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included or incorporated by reference in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

USE OF PROCEEDS
     This prospectus relates to our common units that may be offered and sold from time to time by the selling unitholders referred to in this prospectus. We will not receive any of the proceeds from the sale of the common units contemplated by this prospectus.
DESCRIPTION OF COMMON UNITS
     We describe our common units under the heading “Our Limited Liability Company Agreement.”

SELLING UNITHOLDERS
     The selling unitholders may from time to time offer and sell any or all of the common units set forth below pursuant to this prospectus. When we refer to “selling unitholders” in this prospectus, we mean those persons listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling unitholders’ interests in shares of our common unit other than through a public sale.
       The following table sets forth, as of the date of this prospectus, the name of each selling unitholder for whom we are registering shares for resale to the public, and the number of common units that each selling unitholder may offer pursuant to this prospectus. The common units being offered by the selling unitholders were acquired from us in the private placement that was completed on June 29, 2007. The common units offered by the selling unitholders were issued pursuant to exemptions from the registration requirements of the Securities Act. We have agreed to file a registration statement covering the common unit received by the selling unitholders. Except as noted below, none of the selling unitholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates and none of the selling unitholders is or was affiliated with registered broker-dealers.
     Based on the information provided to us at the time of the initial filing of the registration statement of which this prospectus is a part by each selling unitholder and as of the date the same was provided to us, assuming that the selling unitholders sell all of the common units beneficially owned by them that have been registered by us and do not acquire any additional units during the offering, each selling unitholder will not own any units other than those appearing in the column entitled “Number of common units owned after the offering.” We cannot advise you as to whether the selling unitholders will in fact sell any or all of such common units. In addition, the selling unitholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the commons unit in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

		Number of common	Number of common	Percentage of
	Number of common units	units being	units owned after	common units owned
Selling unitholder	owned before the offering	registered	the offering(1)	after the offering
Beta Equities, Inc.(2)	611,500	611,500	0	—
Cobalt Partners, LP(3)	1,098,046	1,098,046	0	—
Cobalt Partners II, LP(3)	95,504	95,504	0	—
Cobalt Capital SPV 1 LLC(3)	1,049,544	1,049,544	0	—
Credit Suisse Management, LLC(4)	1,343,155	1,000,042	343,113	*
Elliott Associates, L.P.(5)	400,016	400,016	0	—
Elliott International, L.P.(18)	600,026	600,026	0	—
Goldman Sachs Investment Partners	800,034	800,034	0	—
Aggregating Fund Holdings, L.P.(14)
GPC LVII, LLC(6)	30,950	30,950	0	—
GS&Co. Profit Sharing Master Trust(2)	161,800	161,800	0	—

		Number of common	Number of common	Percentage of
	Number of common units	units being	units owned after	common units owned
Selling unitholder	owned before the offering	registered	the offering(1)	after the offering
Guggenheim Portfolio Company XI, LLC(3)	157,006	157,006	0	—
Kayne Anderson Energy Development Company(7)	130,805	130,805	0	—
Kayne Anderson Energy Total Return Fund, Inc.(7)	304,611	261,211	43,400	*
Kayne Anderson MLP Investment Company(7)	1,724,573	1,308,055	416,518	*
LBI Group Inc.(8)	1,000,042	1,000,042	0	—
Lehman Brothers Inc.(9)	1,600,068	1,600,068	0	—
Lehman Brothers MLP Opportunity Fund LP(10)	1,320,051	1,200,051	120,000	*
Magnetar Capital Fund, LP(11)	1,600,068	1,600,068	0	—
Omega Capital Investors, L.P.(2)	188,300	188,300	0	—
Omega Capital Partners, L.P. (2)	969,727	969,727	0	—
Omega Equity Investors, L.P. (2)	250,100	250,100	0	—
Omega SPV Partners II, L.P. (2)	726,700	726,700	0	—
OZ Domestic Partners, L.P.(6)	266,018	266,018	0	—
OZ Domestic Partners II, L.P.(6)	198,652	198,652	0	—
OZ Global Special Investments, L.P.(6)	5,055	5,055	0	—
OZ Offshore ATN Investors I, LLC(6)	867,642	867,642	0	—
OZ Offshore ATN Investors II, LLC(6)	618,617	618,617	0	—
OZ Offshore ATN Investors III, LLC(6)	13,148	13,148	0	—
Royal Bank of Canada(12)	2,307,497	2,300,097	7,400	*
Structured Finance Americas, LLC(13)	1,650,250	1,500,063	150,187	*
Swank MLP Convergence Fund, LP(15)	300,012	300,012	0	—
The Cushing MLP Opportunity Fund I, LP(15)	500,021	500,021	0	—
The Ministers and Missionaries Benefit Board of American Baptist Churches(2)	92,000	92,000	0	—
Wingate Capital, Ltd.(16)	800,034	800,034	0	—
ZLP Fund, L.P.(17)	1,300,055	1,300,055	0	—

*	Less than 1%.

(1)	Assumes the selling unitholder sells all of the common units he or it is offering pursuant to this prospectus.

(2)	Leon G. Cooperman has voting and investment power over these securities.

(3)	Wayne Cooperman, managing member of Cobalt Management, LLC GP, has voting and investment power over these securities.

(4)	Shawn Sullivan, Gerry Murtagh and Parshu Shah, officers of the selling unitholder, have or share voting and investment power over these securities. The selling unitholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(5)	Elliott Associates, L.P. has sole power with respect to the securities owned by it. Paul E. Singer, Elliott Capital Advisors, L.P., a Delaware limited partnership controlled by Mr. Singer, and Elliott Special GP, LLC, a Delaware limited liability company controlled by Mr. Singer, are the general partners of Elliott Associates, L.P.

(6)	Daniel S. Och, Chief Executive Officer of OZ Management LP, the investment manager of the selling unitholder, has voting and investment power over these securities.

(7)	As of November 23, 2007, this not include an aggregate of 252,300 common units owned by funds managed by Kayne Anderson Capital Advisors, L.P., which is an affiliate of the selling unitholder. Richard A. Kayne, in his capacity as the majority shareholder of the general partner of Kayne Anderson Capital Advisors, L.P., holds voting and dispositive power with respect to the securities held by the selling unitholder. KA Associates, Inc., an affiliate of the selling unitholder, is a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and is a member of the NASD. The selling unitholder has confirmed to us that it (i) purchased the securities for its own account, not as a nominee or agent, in the ordinary course of business and with no intention of selling or otherwise distributing securities in any transaction in violation of securities laws and (ii) at the time of purchase, the selling unitholder did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the purchased securities.

(8)	The selling unitholder is a wholly-owned subsidiary of Lehman Brothers Inc., which is a registered broker-dealer. The selling unitholder has represented to us that it is not acting as an underwriter with respect to securities sold pursuant to this prospectus, it purchased the units it is offering under this prospectus in the ordinary course of business, and, at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Lehman Brothers Holdings Inc., a public reporting company, is the parent company of Lehman Brothers Inc.

(9)	The selling unitholder is a broker-dealer registered under the Securities Exchange Act of 1934. Any selling unitholder that is a broker-dealer may be deemed to be an underwriter with respect to the securities it sells pursuant to this prospectus. Lehman Brothers Holdings Inc., the parent of the selling unitholder, is a public reporting company.

(10)	The selling unitholder is an “affiliate” of Lehman Brothers Inc., a registered broker-dealer. The selling unitholder has represented to us that it is not acting as an underwriter with respect to securities sold pursuant to this prospectus, it purchased the units it is offering under this prospectus in the ordinary course of business, and, at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The selling unitholder’s general partner is an indirect wholly-owned subsidiary of Lehman Brothers Holdings Inc., a public reporting company.

(11)	Magnetar Financial LLC is the general partner of the selling unitholder and consequently has voting control and investment discretion over securities held by it. Magnetar Financial LLC disclaims beneficial ownership of the units held by the selling unitholder. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any units deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these units.

(12)	Royal Bank of Canada has investment power over these securities. The selling unitholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(13)	The selling unitholder is an “affiliate” of Deutsche Bank Securities, Inc., a registered broker-dealer. The selling unitholder has represented to us that it is not acting as an underwriter with respect to securities sold pursuant to this prospectus, it purchased the units it is offering under this prospectus in the ordinary course of business, and, at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(14)	GS Investment Strategies, LLC is the investment manager of the selling unitholder and makes its investment decisions. The selling unitholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(15)	Jerry V. Swank is the managing member of the general partner of the selling unitholder and has investment and voting power of the common units.

(16)	Citadel Limited Partnership is the trading manager of the selling unitholder and consequently has investment discretion over its securities. Citadel Investment Group, L.L.C. controls the trading manager and Kenneth C. Griffin controls Citadel Investment Group and therefore has ultimate investment discretion over securities held by the selling unitholder. The trading manager, Citadel Investment Group and Mr. Griffin each disclaim beneficial ownership of the shares held by the selling unitholder. The selling unitholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(17)	Stuart Zimmer and Craig Lucas have has voting and investment power over these securities.

(18)	Hambledon, Inc., a Cayman Islands corporation controlled by Paul E. Singer, is the general partner of Elliott International, L.P. Elliott International Capital Advisors, Inc., the investment manager of Elliott International, L.P., which is also controlled by Mr. Singer, has shared power to direct the voting and disposition of securities owned by Elliott International, L.P.

OUR LIMITED LIABILITY COMPANY AGREEMENT
     The following is a summary of our limited liability company agreement, as amended through the date of this prospectus. The limited liability company agreement defines the rights and obligations pertaining to the common units.
ORGANIZATION
     Our company was formed in June 2006 and will remain in existence until dissolved in accordance with our limited liability company agreement.
PURPOSE
     Under our limited liability company agreement, we are permitted to engage, directly or indirectly, in any activity that our board of directors approves and that a limited liability company organized under Delaware law lawfully may conduct; provided, that our board of directors shall not cause us to engage, directly or indirectly, in any business activities that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.
     Although our board of directors has the ability to cause us and our operating subsidiaries to engage in activities other than the exploitation, development and production of natural gas reserves, our board of directors has no current plans to do so. Our board of directors is authorized in general to perform all acts it deems to be necessary or appropriate to carry out our purposes and to conduct our business.
FIDUCIARY DUTIES
     Our limited liability company agreement provides that our business and affairs shall be managed under the direction of our board of directors. Our limited liability company agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or DGCL. However, our directors and officers do not owe us the same duties that the directors and officers of a corporation organized under the DGCL would owe to their corporation. Rather, our limited liability company agreement provides that the fiduciary duties and obligations owed to us and our members by our board of directors and officers is generally to act in good faith in the performance of their duties on behalf. If our conflicts committee approves a transaction involving potential conflicts, or if a transaction is on terms generally available from unaffiliated third parties or an action is taken that is fair and reasonable to the company, unitholders will not be able to assert that such approval constituted a breach of fiduciary duties owed to them by our directors and officers.
     We are unlike publicly-traded partnerships whose business and affairs are managed by a general partner with fiduciary duties to the partnership. While our manager manages our day-to-day operations pursuant to the management agreement, subject to the oversight of our board of directors, we have no general partner with fiduciary duties to us. Our manager’s duties to us are contractual in nature and arise solely under the management agreement. As a consequence, our manager does not owe a fiduciary duty to us similar to that owed by a general partner to its limited partners or a board of directors to a corporation.

AGREEMENT TO BE BOUND BY LIMITED LIABILITY COMPANY AGREEMENT; POWER OF ATTORNEY
     By purchasing a common unit in us, you will be admitted as a member of our company and will be deemed to have agreed to be bound by the terms of our limited liability company agreement. Pursuant to this agreement, each unitholder and each person who acquires a common unit from a unitholder grants to our board of directors (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our limited liability company agreement.
CAPITAL CONTRIBUTIONS
     Unitholders (including holders of common units) are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”
DISTRIBUTIONS OF AVAILABLE CASH
Overview
     Our limited liability company agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.
Definition of available cash
     Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by our board of directors to:
•	provide for the proper conduct of our business (including reserves for future capital expenditures and credit needs);

•	comply with applicable law and any of our debt instruments or other agreements; and

•	provide funds for distributions (1) to our unitholders for any one or more of the next four quarters or (2) with respect to our management incentive interests;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.
     Working capital borrowings are borrowings that are made under our credit facility or another arrangement and used solely for working capital purposes or to pay distributions to unitholders.

OPERATING SURPLUS AND CAPITAL SURPLUS
General
     All cash we distribute to unitholders is characterized as either “operating surplus” or “capital surplus.” Our limited liability company agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.
Definition of operating surplus
     Operating surplus generally means:
•	$40.0 million (as described below); plus

•	all of our cash receipts, including working capital borrowings but excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	cash distributions paid on equity securities that we may issue to finance all or a portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset is placed into service or the date that it is abandoned or disposed of; less

•	our operating expenditures (as defined below); less

•	the amount of cash reserves established by our board of directors to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within 12 months after having been incurred.
     If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.
     Operating expenditures generally means all of our cash expenditures, including taxes, reimbursement of expenses to our manager, payments made in the ordinary course of business on commodity hedge contracts, director and officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures, but do not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus when the repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	actual maintenance capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to our members (including distributions with respect to our management incentive interests).
     As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $40.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including certain cash distributions on equity securities in operating surplus would be to increase operating surplus by the amount of the cash distributions. As a result, we may also distribute as operating surplus up to the amount of the cash distributions we receive from non-operating sources.
     None of actual maintenance capital expenditures, investment capital expenditures or expansion capital expenditures are subtracted from operating surplus. Because actual maintenance capital expenditures, investment capital expenditures and expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued to finance all of the portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period from when we enter into a binding commitment to commence construction, acquisition or improvement of a capital asset until the earlier to occur of the date any such capital asset is placed into service or the date that it is abandoned or disposed of, such interest payments and equity distributions are also not subtracted from operating surplus (except, in the case of maintenance capital expenditures, to the extent such interest payments and distributions are included in estimated maintenance capital expenditures).
CAPITAL EXPENDITURES
Maintenance Capital Expenditures
     For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures we expect to make on an ongoing basis to maintain our capital asset base at a steady level over the long term. Examples of maintenance capital expenditures include capital expenditures associated with the replacement of equipment and oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil or natural gas property, and plugging and abandonment costs. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of a replacement asset during the period beginning on the date that we enter into a binding obligation to commence construction or development of the replacement asset and ending on the earlier to occur of the date the replacement asset is placed into service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.
     Because our maintenance capital expenditures can be very large and irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus. To eliminate the effect on operating surplus of these fluctuations, our limited liability company agreement requires that an estimate of the average quarterly maintenance capital expenditures (including estimated plugging and abandonment costs) necessary to maintain our asset base over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and approval by our board of directors, including a majority of our conflicts committee, at least once a year. We make the estimate at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.
     The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:
•	it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the IQD to be paid on all the units for that quarter and subsequent quarters;

•	it will increase our ability to distribute as operating surplus cash we receive from non-operating sources;

•	it will be more difficult for us to raise our distribution above the IQD and pay management incentive distributions; and

•	it will reduce the likelihood that a large maintenance capital expenditure during the Incentive Trigger Period, which we define in “—The 12-Quarter Test and the 4-Quarter Test,” will prevent the payment of a management incentive distribution in respect of the Incentive Trigger Period since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.
Expansion Capital Expenditures
     Expansion capital expenditures are those capital expenditures that we expect to make to expand our capital asset base for the longer than short term. Examples of expansion capital expenditures include the acquisition of reserves or equipment, the acquisition of new leasehold interests, or the development, exploitation and production of an existing leasehold interests, to the extent such expenditures are incurred to increase our capital asset base. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of a capital improvement during the period beginning on the date that we enter into a binding obligation to commence construction or development of the capital improvement and ending on from the earlier to occur of the commencement of construction or the financing of the capital improvement until the earlier to occur of the date the capital improvement is placed into service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.
Investment Capital Expenditures
     Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of our undeveloped properties in excess of maintenance capital expenditures, but which are not expected to expand our asset base for more than the short term.
     Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our board of directors, including a majority of our conflicts committee, based upon its good faith determination.
Definition of Capital Surplus
     Capital surplus will generally be generated only by:
•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.
Characterization of Cash Distributions
     We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.
DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS
     We will make distributions of available cash from operating surplus for any quarter in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the holder of our Class A units, until we distribute $0.48 per unit for the quarter (the “First Target Distribution”); and

•	after that, any amount distributed with respect to the quarter in excess of the First Target Distribution per common unit will be distributed 98% to the holders of the common units, pro rata, and 2% to the holder of our Class A units until distributions become payable with respect to our management incentive interests as described in “—Management Incentive Interests” below.
     The Class A units will be entitled to 2% of all cash distributions from operating surplus, without any requirement for future capital contributions by the holders of such Class A units, even if we issue additional common units or other senior or subordinated equity securities in the future. The percentage interests shown above for the Class A units assume they have not been converted into common units. If the Class A units have been converted, the common units will receive the 2% of distributions originally allocated to the Class A units.
MANAGEMENT INCENTIVE INTERESTS
     Management incentive interests represent the right to receive increasing amounts of quarterly distributions of available cash from operating surplus after we have made payments in excess of the First Target Distribution and the tests described below have been met. Our manager currently holds the management incentive interests, which are evidenced by the Class C limited liability company interests, but may transfer these rights separately from its Class A units, subject to restrictions in our limited liability company agreement.
     Before the end of the Incentive Trigger Period, we will not pay any management incentive distributions. To the extent, however, that during the Incentive Trigger Period we distribute available cash from operating surplus in excess of the First Target Distribution, our board of directors intends to cause us to reserve an amount for payment of a one-time management incentive distribution earned during the Incentive Trigger Period, after such period ends. If during the Incentive Trigger Period we fail to satisfy a condition specified in the next paragraph, our board of directors will cause any such reserved amount to be released from that reserve and restored to available cash.
The 12-Quarter Test and the 4-Quarter Test
     We will make management incentive payments if two tests are met. The first test is the 12-Quarter Test, which requires that for the 12 full, consecutive, non-overlapping calendar quarters that begin with the first calendar quarter with respect to which we pay per unit cash distributions from operating surplus to holders of Class A and common units in an amount equal to or greater than the First Target Distribution (we refer to such 12-quarter period as the Incentive Trigger Period):
•	we pay cash distributions from operating surplus to holders of our outstanding Class A and common units in an amount that on average exceeds the First Target Distribution on all of the outstanding Class A units and common units over the Incentive Trigger Period;

•	we generate adjusted operating surplus (which we define below) that on average is in an amount at least equal to all cash distributions on the outstanding Class A and common units plus the amount of any management incentive distributions that would have been payable if both the 12-Quarter Test and the 4-Quarter Test were met. This equates to: (i) 100% of all distributions on the outstanding Class A and common units up to the First Target Distribution plus (ii) 117.65% of any distributions in excess of the First Target Distribution up to $0.59 (the “Second Target Distribution”) plus (iii) 133.33% of any distributions in excess of the Second Target Distribution; and
•	we do not reduce the amount distributed per unit for any such 12 quarters;
     The second test is the 4-Quarter Test, which requires that for each of (i) the last four full, consecutive, non-overlapping calendar quarters in the Incentive Trigger Period, or (ii) any four full, consecutive and non-overlapping quarters occurring after such last four quarters in the Incentive Trigger Period, provided that we have paid at least the IQD in each calendar quarter occurring between the end of the Incentive Trigger Period and the beginning of the four full, consecutive and non-overlapping quarters that satisfy the 4-Quarter Test, or (iii) any four full, consecutive and non-overlapping quarters occurring partially within and partially after such last four quarters of the Incentive Trigger Period:
•	we pay cash distributions from operating surplus to the holders of our outstanding Class A and common units that exceed the First Target Distribution on all of the outstanding Class A and common units;

•	we generate adjusted operating surplus during each quarter in an amount at least equal to all cash distributions on the outstanding Class A and common units plus the amount of any management incentive distributions that would have been payable if both tests were met. This equates to (i) 100% of all distributions on the outstanding Class A and common units up to the First Target Distribution plus (ii) 117.65% of any distributions in excess of the First Target Distribution up to the Second Target Distribution plus (iii) 133.33% of any distributions in excess of the Second Target Distribution; and

•	we do not reduce the amount distributed per unit with respect to any of such four quarters.
     If both the 12-Quarter Test and 4-Quarter Test have been met, then:
•	We will make a one-time management incentive distribution to the holder of our management incentive interests (contemporaneously with the distribution paid with respect to the Class A and common units for the last calendar quarter in the 4-Quarter Test) equal to the cumulative amount of the management incentive distributions that would have been paid based on the level of distributions made on our Class A and common units during the Incentive Trigger Period if the management incentive distributions were payable on a quarterly basis rather than after completion of the Incentive Trigger Period, that is, (x) 17.65% of the sum of any cumulative amounts by which quarterly cash distributions per unit paid on the outstanding Class A and common units during the Incentive Trigger Period exceeded the First Target Distribution up to the Second Target Distribution and (y) 33.33% of the sum of any cumulative amounts by which quarterly cash distributions per unit paid on the outstanding Class A and common units during the Incentive Trigger Period exceeded the Second Target Distribution.

•	For each calendar quarter after the two tests are satisfied, the holders of our Class A units, common units and management incentive interests will receive:
•	2%, 83% and 15%, respectively, of cash distributions from available cash from operating surplus that we pay for the quarter in excess of the First Target Distribution up to the Second Target Distribution; and

•	2%, 73% and 25%, respectively, of cash distributions from available cash from operating surplus that we pay for the quarter in excess of the Second Target Distribution.
     Our board of directors has adopted a policy that it will raise our quarterly cash distribution only when it believes that (i) we have sufficient reserves and liquidity for the proper conduct of our business, including the maintenance of our asset base, and (ii) we can maintain such increased distribution level for a sustained period. While this is our current policy, our board of directors may alter the policy in the future when and if it determines such alteration to be appropriate. There is no cap on the distributions we may make on the management incentive interests.
Definition of Adjusted Operating Surplus
     Adjusted operating surplus generally means, for any period:
•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures made with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
     Adjusted operating surplus is intended to reflect the cash generated from our operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.
PERCENTAGE ALLOCATIONS OF AVAILABLE CASH FROM OPERATING SURPLUS
     The following table illustrates the percentage allocations of the available cash from operating surplus between the unitholders and the owner of our management incentive interests up to various distribution levels. The amounts set forth under “Marginal percentage interest in distributions” are the percentage interests of our Class A unitholders and common unitholders and the holders of our management incentive interests in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Quarterly distribution level,” until available cash from operating surplus we distribute reaches the next distribution level, if any. The percentage interests shown for the IQD are also applicable to quarterly distribution amounts that are less than the IQD. The percentage interests shown in the table below assume that the Class A units have not been converted into common units as described herein.

		Marginal percentage interest in
		distributions
	Quarterly			Management
	distribution	Class A	Common	incentive
	level	unitholders	unitholders	interests

IQD	$0.42	2%	98%	0%
First Target Distribution	up to $0.48	2%	98%	0%
Second Target Distribution*	above $0.48
	up to $0.59	2%	83%	15%
After that*	above $0.59	2%	73%	25%

*	Assumes the 12-Quarter Test and the 4-Quarter Test have been met. Until the 12-Quarter Test and the 4-Quarter Test are met and distributions with respect to the management incentive interests become payable, quarterly distributions in excess of the First Target Distribution will be made 2% to the holder of the Class A units and 98% to the holders of common units, pro rata.
DISTRIBUTIONS FROM CAPITAL SURPLUS
How We Will Make Distributions from Capital Surplus
     We will make distributions of available cash from capital surplus, if any, in the following manner:
•	First, 2% to the holder of our Class A units and 98% to all common unitholders, pro rata, until we distribute for each common unit that was issued in our initial public offering an amount of available cash from capital surplus equal to the initial public offering price; and

•	After that, we will make all distributions of available cash from capital surplus as if they were from operating surplus.
Effect of a Distribution from Capital Surplus
     Our limited liability company agreement treats a distribution of capital surplus as the repayment of the initial common unit price from our initial public offering, which is a return of capital. We refer to the initial public offering price less any distributions of capital surplus per common unit as the “unrecovered initial common unit price.” Each time we make a distribution of capital surplus, the IQD, the First Target Distribution and the Second Target Distribution will be reduced in the same proportion as the corresponding reduction in the unrecovered initial common unit price. Because distributions of capital surplus will reduce the IQD, after we make any of these distributions, it may be easier for our manager to receive management incentive distributions. However, any distribution of capital surplus before the unrecovered initial common unit price is reduced to zero cannot be applied to the payment of the IQD.
     Once we distribute capital surplus on a common unit issued in our initial public offering in an amount equal to the initial common unit price, we will reduce the IQD, the First Target Distribution and the Second Target Distribution to zero. We will then make all future distributions from operating surplus, with 2% being distributed to the holder of our Class A units, 73% being distributed to our common unitholders, pro rata, and 25% being distributed to the holder of our management incentive interests. The percentage interests shown above for the Class A units assume they have not been converted into common units. If the Class A units have been converted, the common units will receive the 2% of distributions originally allocated to the Class A units.
Adjustment to the IQD and Target Distribution Levels
     In addition to adjusting the IQD, First Target Distribution and Second Target Distribution to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, we will proportionately adjust:
•	the IQD;

•	the First Target Distribution and Second Target Distribution; and

•	the unrecovered initial common unit price.
     For example, if a two-for-one split of the common units should occur, the First Target Distribution, the Second Target Distribution and the unrecovered initial common unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.
     In addition, if legislation is enacted or if existing law is modified or interpreted by a court of competent jurisdiction so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the IQD, the First Target Distribution and the Second Target Distribution for each quarter by multiplying each by a fraction, the numerator of which is available cash for that quarter (after deducting our board of directors’ estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter plus our board of directors’ estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, we will account for the difference in subsequent quarters.
DISTRIBUTIONS OF CASH UPON LIQUIDATION
General
     If we dissolve in accordance with our limited liability company agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our manager in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
Manner of Adjustments for Gain
     The manner of the adjustment for gain is set forth in our limited liability company agreement, and requires that we will allocate any gain to the unitholders and holders of the Class A units in the following manner:

•	First, to the holders of common units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 2% to the holder of our Class A units and 98% to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:
(1)	the unrecovered initial common unit price; and

(2)	the amount of the IQD for the quarter during which our liquidation occurs; and
•	Third, 2% to the holder of our Class A units and 98% to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:
(1)	the amount described above under the second bullet point of this paragraph; and

(2)	the excess of (I) over (II), where
(I)	equals the sum of the excess of the First Target Distribution per common unit over the IQD for each quarter of our existence; and

(II)	equals the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the IQD per common unit that we distributed 98% to our common unitholders, pro rata, for each quarter of our existence; and
•	Fourth, 2% to the holder of our Class A units, 83% to the common unitholders, pro rata, and 15% to the holder of our management incentive interests until the capital account for each common unit is equal to the sum of:
(1)	the amount described above under the second bullet point of this paragraph; and

(2)	the excess of (I) over (II), where
(I)	equals the sum of the excess of the Second Target Distribution per common unit over the First Target Distribution for each quarter of our existence; and

(II)	equals the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the First Target Distribution per common unit that we distributed 83% to our common unitholders, pro rata, for each quarter of our existence; and
•	After that, 2% to the holder of our Class A units, 73% to all common unitholders, pro rata, and 25% to the holder of our management incentive interests.

Manner of Adjustments for Losses
     Upon our liquidation, we will generally allocate any loss 2% to the holder of the Class A units and 98% to the holders of the outstanding common units, pro rata.
Adjustments to Capital Accounts
     We will make adjustments to capital accounts upon the issuance of additional common units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the holder of the Class A units, the common unitholders, and the holders of the management incentive interests in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional common units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional common units or upon our liquidation in a manner which results, to the extent possible, in the capital account balances of the holders of the management incentive interests equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.
LIMITED LIABILITY
     The Delaware Limited Liability Company Act, which we refer to as the Delaware Act, provides that any unitholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware Act, a limited liability company may not make a distribution to any unitholder if, after the distribution, all liabilities of the company, other than liabilities to unitholders on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware Act, an assignee who becomes a substituted unitholder of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time he became a unitholder and that could not be ascertained from the limited liability company agreement.
     Our subsidiaries currently conduct business only in Kentucky, Michigan, New York, Ohio, Oklahoma, Pennsylvania, Tennessee and West Virginia. We may decide to conduct business in other states, and maintenance of limited liability for us, as a member of our operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of unitholders for the obligations of a limited liability company have not been clearly established in many jurisdictions. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our unitholders.
VOTING RIGHTS
     Holders of our common units and our Class A units have voting rights on most matters. Our manager currently owns all of our Class A units and Atlas America owns 29,352,996 of our common units. Our manager also owns all of our management incentive interests, which do not have voting rights. The following matters require a unitholder vote:

Election of members of the board of directors	Class A and common unitholders, voting as a single class, elect the board members. Please read “—Election of Members of Our Board of Directors.”

Issuance of additional securities including common units	No approval right.

Amendment of our limited liability company agreement	Certain amendments may be made by our board of directors without unitholder approval. Other amendments generally require the approval of our common units and Class A units, voting as a single class. Please read “—Amendments of Our Limited Liability Company Agreement.”

Merger of our company or the sale of all or substantially all of our assets	Common unit majority and Class A unit majority. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our company	Common unit majority and Class A unit majority. Please read “—Termination or Dissolution.”
     Matters requiring the approval of a common unit majority require the approval of a majority of the outstanding common units voting together as a single class and matters requiring the approval of a Class A unit majority require the approval of a majority of the outstanding Class A units voting together as a single class.
ELIMINATION OF SPECIAL VOTING RIGHTS OF CLASS A UNITS
     The class voting right of the Class A units can be eliminated only upon a proposal submitted by or with the consent of our board of directors and the vote of the holders of at least 66 2/3% of our outstanding common units. If such elimination is so approved, the Class A units will automatically convert into common units on a one-for-one basis and our manager will have the right to convert its management incentive interests into common units based on their then fair market value.
ISSUANCE OF ADDITIONAL SECURITIES
     Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and authorizes us to buy securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders.
     It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of common units, Class A units and management incentive interests in our distributions of available cash. In addition, the issuance of additional units or other equity securities may dilute the value of the interests of the then-existing holders of units in our net assets.

     In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our board of directors, may have special voting or other rights to which the units are not entitled.
     The holders of units will not have preemptive or preferential rights to acquire additional units or other securities.
ELECTION OF MEMBERS OF OUR BOARD OF DIRECTORS
     Our board of directors is elected by our Class A units and our common unitholders, voting together as a single class. The board of directors is be subject to a re-election on an annual basis at our annual meeting of members.
Removal of Members of Our Board of Directors
     Any director may be removed, with or without cause, by the holders of a majority of the outstanding common units and Class A units then entitled to vote at an election of directors, voting as a single class.
Increase in the Size of Our Board of Directors
     The size of our board of directors may increase only with the approval of a majority of the directors. If the size of our board of directors is so increased, the vacancy created thereby shall be filled by a person appointed by our board of directors until the next annual meeting of members.
AMENDMENT OF OUR LIMITED LIABILITY COMPANY AGREEMENT
General
     Amendments to our limited liability company agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment, other than the amendments discussed below, our board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the unitholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the common units and the Class A units, voting together as a single class.
Prohibited Amendments
     No amendment may be made that would:
•	enlarge the obligations of any unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected; or

•	provide that we are not dissolved upon an election to dissolve our company by our board of directors that is approved by a common unit majority and a Class A unit majority.
     The provision of our limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding common units, voting together as a single class, and 75% of the outstanding Class A units, voting together as a single class.
No Unitholder Approval
     Our board of directors may generally make amendments to our limited liability company agreement without the approval of any unitholder or assignee to reflect:
•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of members in accordance with our limited liability company agreement;

•	the merger of our company or any of our subsidiaries into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•	a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that neither we, our operating subsidiaries nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us, our board of directors or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;

•	any amendment expressly permitted in our limited liability company agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our limited liability company agreement;

•	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our limited liability company agreement;

•	a change in our fiscal year or taxable year and related changes;

•	a merger, conversion or conveyance effected in accordance with our limited liability company agreement; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

     In addition, our board of directors may make amendments to our limited liability company agreement without the approval of any unitholder or assignee if our board of directors determines that those amendments:
•	do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our unitholders;

•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our limited liability company agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our limited liability company agreement or are otherwise contemplated by our limited liability company agreement.
Opinion of Counsel and Unitholder Approval
     Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our unitholders or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our limited liability company agreement will become effective without the approval of holders of at least 90% of the outstanding common units and Class A units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder of our company.
     Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.
MERGER, SALE OR OTHER DISPOSITION OF ASSETS
     Our board of directors is generally prohibited, without the prior approval of the holders of a common unit majority and Class A unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our board of directors may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.
     If the conditions specified in our limited liability company agreement are satisfied, our board of directors may merge our company or any of its subsidiaries into, or convey all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Our unitholders are not entitled to dissenters’ rights of appraisal under our limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.
TERMINATION AND DISSOLUTION
     We will continue as a company until terminated under our limited liability company agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by the holders of a common unit majority and Class A unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of our company and our subsidiaries; or (3) the entry of a decree of judicial dissolution of our company.
LIQUIDATION AND DISTRIBUTION OF PROCEEDS
     Upon our dissolution, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as described in "—Distributions of Cash Upon Liquidation.”
     The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to our unitholders.
ANTI-TAKEOVER PROVISIONS
     Our limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of our company without the approval of our board of directors. Specifically, our limited liability company agreement provides that we will elect to have Section 203 of the DGCL apply to transactions in which an interested common unitholder (as described below) seeks to enter into a merger or business combination with us. Under this provision, such a holder will not be permitted to enter into a merger or business combination with us unless:
•	before such time, our board of directors approved either the business combination or the transaction that resulted in the common unitholder’s becoming an interested common unitholder;

•	upon consummation of the transaction that resulted in the common unitholder becoming an interested common unitholder, the interested common unitholder owned at least 85% of our outstanding common units at the time the transaction commenced, excluding for purposes of determining the number of common units outstanding those common units owned:
•	by persons who are directors and also officers; and

•	by employee common unit plans in which employee participants do not have the right to determine confidentially whether common units held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our common unitholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting common units that are not owned by the interested common unitholder.
     Section 203 defines “business combination” to include:
•	any merger or consolidation involving the company and the interested common unitholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested common unitholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any common units of the company to the interested common unitholder;

•	any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested common unitholder; or

•	the receipt by the interested common unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.
     In general, an “interested common unitholder” is any person or entity, other than Atlas America, our manager, their affiliates or transferees, that beneficially owns (or within three years did own) 15% or more of the outstanding common units of the company and any entity or person affiliated with or controlling or controlled by such entity or person.
     The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for common units held by common unitholders.
     Our limited liability agreement also restricts the voting rights of common unitholders by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than Atlas America, our manager, their affiliates or transferees and persons who acquire such units with the prior approval of our board of directors, cannot vote on any matter.
LIMITED CALL RIGHT
     If at any time any person owns more than 87.5% of the then-issued and outstanding membership interests of any class, such person will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by our management, on at least 10 but not more than 60 days’ notice. The unitholders are not entitled to dissenters’ rights of appraisal under our limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:
•	the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or

•	the closing market price as of the date three days before the date the notice is mailed.
     As a result of this limited call right, a holder of membership interests in our company may have his membership interests purchased at an undesirable time or price. Please read “Risk factors—Risks Related to Our Structure.” The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Material Tax Consequences—Disposition of Common Units.”
MEETINGS; VOTING
     Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our unitholders and to act upon matters for which approvals may be solicited.
     All notices of meetings of unitholders shall be sent or otherwise given in accordance with our limited liability company agreement not less than 10 days nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of unitholders.
     Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a member, shall be voted at the written direction of the record holder by a proxy designated by our board of directors. Absent direction of this kind, the units will not be voted, except that units held by us on behalf of non-citizen assignees shall be voted in the same ratios as the votes of unitholders on other units are cast.
     Any action required or permitted to be taken by our unitholders may be taken at a duly called annual or special meeting of unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take the action at a meeting. Special meetings of the unitholders may be called only by the chairman or vice chairman of our board of directors, our chief executive officer, president or board of directors.
     Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
     Each record holder of a unit has a vote according to his percentage interest in us, although additional units having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than Atlas America, our manager and their affiliates, or a direct or subsequently approved transferee of Atlas America, our manager or their affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
     Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units will be delivered to the record holder by us or by the transfer agent.
NON-CITIZEN ASSIGNEES; REDEMPTION
     If we or any of our subsidiaries are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our board of directors, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any unitholder or assignee, we may redeem, upon 30 days’ advance notice, the units held by the unitholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of directors may require each unitholder or assignee to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of directors determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted unitholder, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.
INDEMNIFICATION
     Under our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by law from and against all losses, claims, damages or similar events any person who is or was our director or officer, or while serving as our director or officer, is or was serving as a tax matters member or, at our request, as a director, manager, officer, tax matters member, employee, partner, fiduciary or trustee of us or any of our subsidiaries. Additionally, we shall indemnify to the fullest extent permitted by law and authorized by our board of directors, from and against all losses, claims, damages or similar events any person is or was an employee or agent (other than an officer) of our company.
     Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.

BOOKS AND REPORTS
     We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
     We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.
     We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. We furnish this information in summary form so that some complex calculations normally required of unitholders can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.
RIGHT TO INSPECT OUR BOOKS AND RECORDS
     Our limited liability company agreement provides that a unitholder can, for a purpose reasonably related to his interest as a unitholder, upon reasonable demand and at his own expense, have furnished to him:
•	a current list of the name and last known address of each unitholder;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each unitholder and the date on which each became a unitholder;

•	copies of our limited liability company agreement, the certificate of formation of the company, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
Our board of directors may, and intends to, keep confidential from our unitholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our best interests, information that could damage our company or our business, or information that we are required by law or by agreements with a third party to keep confidential.

REGISTRATION RIGHTS
     Under our limited liability company agreement, we have agreed to register for sale under the Securities Act and applicable state securities laws (subject to certain limitations) any common units proposed to be sold by Atlas America, our manager or any of their affiliates if an exemption from the registration requirements is not available. These registration rights require us to file up to three registration statements. We have also agreed to include any securities held by Atlas America, our manager or any of their affiliates in any registration statement that we file to offer securities for cash, except an offering relating solely to an employee benefit plan and other similar exceptions. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
     In addition, on June 29, 2007, we entered into a registration rights agreement with [some of] the selling unitholders named in this prospectus. This agreement requires us to file by January 31, 2008 a shelf registration statement with the SEC providing for the resale from time to time of the common units held by those selling unitholders.

MATERIAL TAX CONSEQUENCES
     This section is a discussion of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Ledgewood, P.C., counsel to us and our manager, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based on current provisions of the Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to us and our and our subsidiaries.
     This section does not address all federal income tax matters that affect us or the unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of our common units.
     No ruling has been or will be requested from the IRS regarding any matter that affects us or prospective unitholders. Instead, we will rely on opinions and advice of Ledgewood. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne directly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
     All statements regarding matters of law and legal conclusions set forth below, unless otherwise noted, are the opinion of Ledgewood and are based on the accuracy of the representations made by us. Statements of fact do not represent opinions of Ledgewood.
     For the reasons described below, Ledgewood has not rendered an opinion with respect to the following specific federal income tax issues:
(1)	the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership— Treatment of Short Sales”);

(2)	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”);

(3)	whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “—Tax Treatment of Operations—Depletion Deductions”); and

(4)	whether the deduction related to United States production activities will be available to a unitholder or the extent of such deduction to any unitholder (please read “—Tax Treatment of Operations—Deduction for United States Production Activities”).
PARTNERSHIP STATUS
     Except as discussed in the following paragraph, a limited liability company that has more than one member and that has not elected to be treated as a corporation is treated as a partnership for federal income tax purposes and, therefore, is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interest.
     Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to in this discussion as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships 90% or more of the gross income of which for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation and marketing of natural resources, including oil, natural gas, and products thereof. Other types of qualifying income include fee-based income derived from the drilling, management and operation of oil and natural gas wells for our investment partnerships, interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 1% of our current income does not constitute qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by us, and a review of the applicable legal authorities, Ledgewood is of the opinion that more than 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.
     No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Ledgewood. Ledgewood is of the opinion, based upon the Code, its regulations, published revenue rulings, court decisions and the representations described below, that we will be classified as a partnership, and each of our operating subsidiaries will be disregarded as an entity separate from us, for federal income tax purposes.
     In rendering its opinion, Ledgewood has relied on factual representations made by us. The representations made by us upon which Ledgewood has relied include:
(a)	Neither we, nor any of our subsidiaries, have elected nor will we elect to be treated as a corporation; and

(b)	For each taxable year, more than 90% of our gross income will be income that Ledgewood has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

     If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation would be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
     If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his units, or taxable capital gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
     The remainder of this section is based on Ledgewood’s opinion that we will be classified as a partnership for federal income tax purposes.
UNITHOLDER STATUS
     Unitholders who become our members will be treated as our partners for federal income tax purposes. Also, assignees who have executed and delivered transfer applications, and are awaiting admission as members, and unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as our partners for federal income tax purposes.
     Because there is no direct or indirect controlling authority addressing the federal tax treatment of assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Ledgewood does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.
     A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”
     Items of our income, gain, loss, or deduction are not reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These unitholders are urged to consult their own tax advisors with respect to the consequences of their status as partners in us for federal income tax purposes.

TAX CONSEQUENCES OF UNIT OWNERSHIP
Flow-through of Taxable Income
     We do not pay any federal income tax. Instead, each unitholder is required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.
Treatment of Distributions
     Distributions made by us to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of his tax basis in his units generally will be considered to be gain from the sale or exchange of those units, taxable in accordance with the rules described under “—Disposition of Common Units” below. To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”
     Any reduction in a unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including recapture of intangible drilling costs, depletion and depreciation recapture, and/or substantially appreciated “inventory items,” all as defined in Section 751 of the Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
Basis of Common Units
     A unitholder’s initial tax basis for his common units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the adjusted tax basis of the underlying producing properties, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of our nonrecourse liabilities will generally be based on his share of our profits. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses
     The deduction by a unitholder of his share of our losses will be limited to his tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
     In general, a unitholder will be at risk to the extent of his tax basis in his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities. Moreover, a unitholder’s at risk amount will decrease by the amount of the unitholder’s depletion deductions and will increase to the extent of the amount by which the unitholder’s percentage depletion deductions with respect to our property exceed the unitholder’s share of the basis of that property.
     The at risk limitation applies on an activity-by-activity basis, and in the case of natural gas and oil properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at risk amount for that property and not the at risk amount for all the taxpayer’s natural gas and oil properties. It is uncertain how this rule is implemented in the case of multiple natural gas and oil properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a unitholder’s at risk limitation with respect to us. If a unitholder must compute his at risk amount separately with respect to each oil or gas property we own, he may not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at risk amount with respect to his common units as a whole.
     The passive loss limitation generally provides that individuals, estates, trusts and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitation is applied separately with respect to each publicly-traded partnership. Consequently, any losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments, a unitholder’s investments in other publicly-traded partnerships, or a unitholder’s salary or active business income. If we dispose of all or only part of our interest in an oil or gas property, unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Notwithstanding whether a natural gas and oil property is a separate activity, passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted by the unitholder in full only when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after certain other applicable limitations on deductions, including the at-risk rules and the tax basis limitation.
     A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.
Limitation on Interest Deductions
     The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:
•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributable to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
     The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.
     Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
Entity-level Collections
     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our limited liability company agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction
     In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. If we have a net loss for an entire year, the loss will be allocated to our unitholders according to their percentage interests in us to the extent of their positive capital account balances.
     Specified items of our income, gain, loss and deduction have been and will be allocated under Section 704(c) of the Code to account for the difference between the tax basis and fair market value of our assets at the time of our initial public offering, which assets are referred to in this discussion as “Contributed Property.” These allocations are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “book-tax disparity.” In the event we issue additional units or engage in certain other transactions in the future, Section 704(c) allocations will be made to all holders of partnership interests to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.
     An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c), will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:
•	his relative contributions to us;

•	the interests of all the unitholders in profits and losses;

•	the interest of all the unitholders in cash flow; and

•	the rights of all the unitholders to distributions of capital upon liquidation.
     Ledgewood is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election,” “—Uniformity of Common units” and "—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our limited liability company agreement will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction.
Treatment of Short Sales
     A unitholder whose common units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:
•	none of our income, gain, loss or deduction with respect to those units would be reportable by the unitholder;

•	any cash distributions received by the unitholder with respect to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.
     Because there is no direct or indirect controlling authority on the issue, Ledgewood has not rendered an opinion regarding the treatment of a unitholder whose units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”
Tax Rates
     In general, the highest effective federal income tax rate for individuals currently is 35% and the maximum federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than 12 months at the time of disposition.
Section 754 Election
     We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases units directly from us, and it belongs only to the purchaser and not to other unitholders. Please also read, however, "—Allocation of Income, Gain, Loss and Deduction” above. For purposes of this discussion, a unitholder’s inside basis in our assets has two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.
     Treasury Regulations under Section 743 of the Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain.
     A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depletion and depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.
     The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
TAX TREATMENT OF OPERATIONS
Accounting Method and Taxable Year
     We use the accrual method of accounting and the tax year ending December 31 for federal income purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. For example, a unitholder who uses the calendar year will be required to include in his income for 2008 his share of our income, gain, loss and deduction for our taxable year ending December 31, 2008. In addition, a unitholder who has a different taxable year than our taxable year and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”
Depletion Deductions
     Subject to the limitations on deductibility of losses discussed above, unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our natural gas and oil interests. Although the Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes.
     Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between natural gas and oil production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.
     In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.
     Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and Mcf of natural gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.
     All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our natural gas and oil interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.
     The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.
Deductions for Intangible Drilling and Development Costs
     Under our existing investment partnership agreements, all intangible drilling and development costs, which we refer to as IDCs, are allocated to investors in the partnerships and none to us. IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.
     In future investment partnerships, a portion of IDCs may be allocated to us. In addition, we may undertake drilling for our own account. Should we be entitled to IDCs, we will elect to currently deduct them.

     Although we will elect to currently deduct IDCs that may be available to us, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount will result for alternative minimum tax purposes.
     Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to natural gas and oil wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in crude oil deposits and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of natural gas and oil products exceeding $5 million per year in the aggregate.
     IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. See “—Disposition of Common Units—Recognition of Gain or Loss.”
Deduction for United States Production Activities
     Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a specified percentage of our qualified production activities income that is allocated to such unitholder. The percentages are 6% for qualified production activities income generated in the years 2007, 2008 and 2009, and 9% thereafter.
     Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, expanded or extracted in whole or in significant part by the taxpayer in the United States.
     For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are only taken into account if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the basis rules, the at-risk rules or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”
     The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at our qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders.
     This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 Wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.
Lease Acquisition Costs
     The cost of acquiring natural gas and oil leaseholder or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “Tax Treatment of Operations—Depletion Deductions.”
Geophysical Costs
     The costs of geophysical exploration incurred in connection with the exploration and development of oil and gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.
Operating and Administrative Costs
     Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses which are reasonable in amount.
Tax basis, Depreciation and Amortization
     The tax basis of our assets, such as casing, tubing, tanks, pumping units and other similar property, will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) [this offering] will be borne by our existing unitholders, and (ii) any other offering will be borne by our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”
     To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.
     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”
     The costs incurred in selling our common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incurred in our initial public offering and may incur in future offerings will be treated as syndication expenses.
Valuation and Tax Basis of Our Properties
     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
DISPOSITION OF COMMON UNITS
Recognition of Gain or Loss
     Gain or loss will be recognized on a sale of common units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
     Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

     Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. A portion of this gain or loss, which may be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation, depletion, and IDC recapture. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.
     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and those Treasury Regulations.
     Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:
•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer who enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between Transferors and Transferees
     In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to as the allocation date. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the allocation date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
     Although simplifying conventions are contemplated by the Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations and there is no direct or indirect controlling authority on the issue. Accordingly, Ledgewood is unable to opine on the validity of this method of allocating income and deductions between unitholders although Ledgewood has advised us that our decision to use this method is a reasonable interpretation of the Treasury Regulations. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.
     A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
Notification Requirements
     A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A person who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.
Constructive Termination
     We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedule K-1s) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
UNIFORMITY OF COMMON UNITS
     Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”
     We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Code. This method is consistent with the Treasury Regulations applicable to all of our depreciable property.
TAX-EXEMPT ORGANIZATIONS AND OTHER INVESTORS
     Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.
     Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.
     A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income from certain permitted sources. Income from the ownership of units in a “qualified publicly-traded partnership” is generally treated as income from a permitted source. We expect that we will meet the definition of a qualified publicly-traded partnership.
     Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly-traded partnerships, we will withhold tax, at the highest effective applicable rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

     In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.
     Under a ruling issued by the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent the gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.
ADMINISTRATIVE MATTERS
Information Returns and Audit Procedures
     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction.
     We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
     The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the tax matters partner for these purposes. The limited liability company agreement appoints our manager as our tax matters partner.
     The tax matters partner will make some elections on our behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
Nominee Reporting
     Persons who hold an interest in us as a nominee for another person are required to furnish to us:
•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:
•	a person that is not a United States person,

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

•	a tax-exempt entity;
•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
Accuracy-related Penalties
     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

     For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:
•	for which there is, or was, “substantial authority,” or

•	as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.
     If any item of income, gain, loss or deduction included in the distributive shares of unitholders could result in that kind of an “understatement” of income for which no “substantial authority” exists, we would be required to disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules would apply to an understatement of tax resulting from ownership of units if we were classified as a “tax shelter.” We believe we will not be classified as a tax shelter.
     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.
Reportable Transactions
     If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read “—Information Returns and Audit Procedures” above.
     Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions of the American Jobs Creation Act of 2004:
•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.
     We do not expect to engage in any reportable transactions.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS
     In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business and own assets in Kentucky, Michigan, New York, Ohio, Pennsylvania, Tennessee and West Virginia. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we may do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.
     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Ledgewood has not rendered an opinion on the state local, or foreign tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax return that may be required.

PLAN OF DISTRIBUTION
     We are registering the resale from time to time of the common units offered by this prospectus in accordance with the terms of a registration rights agreement with the selling unitholders. The registration of these units, however, does not necessarily mean that any of the units will be offered or sold by the selling unitholders or their respective donees, pledgees or other transferees or successors in interest. We will not receive any proceeds from the sale of the common units offered by this prospectus.
     Subject to certain restrictions on transfer that may be applicable to the selling unitholders, they may sell the common units described in this prospectus and any prospectus supplement to one or more underwriters for public offering and sale, or they may sell the common units to investors directly or through dealers or agents.
     The selling unitholders may act independently of us in making decisions with respect to the timing, manner and size of each of their sales. The selling unitholders may make sales on the New York Stock Exchange or otherwise, at prices and under terms prevailing at the time of the sale, or at prices related to the then-current market price, at fixed prices, or in privately negotiated transactions. The selling unitholders may sell the common units offered by this prospectus by one or more of, or a combination of, the following methods:
•	purchases by a broker-dealer as principal and resales by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the common units as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or

•	privately negotiated transactions, which include direct sales to purchasers and sales effected through agents.
     In effecting sales, broker-dealers engaged by the selling unitholders may arrange for other broker-dealers to participate. Broker-dealers may receive compensation from the selling unitholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the common units for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions and will be in amounts to be negotiated.
     The distribution of the common units also may be effected from time to time in one or more underwritten transactions. Any underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling unitholders or from purchasers of the units. Underwriters may sell the common units to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.
     Any underwriting compensation paid by any selling unitholder to underwriters or agents in connection with the offering of these common units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of these common units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of these common units may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter, dealer or agent involved in the offer and sale of these common units will be named in the applicable prospectus supplement.
     In addition, any securities registered and offered pursuant to this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.
     The selling unitholders may be required by the securities laws of some states to offer and sell the common units only through registered or licensed brokers or dealers.
     We have agreed to pay all expenses incident to the offering and sale of the common units offered by this prospectus, other than commissions, discounts and fees of underwriters, broker-dealers or agents. We have agreed to indemnify the selling unitholders against certain liabilities to which they may become subject in connection with the sale of the common units registered under this prospectus, including liabilities arising under the Securities Act.
     If a prospectus supplement so indicates, the selling unitholders may authorize agents, underwriters or dealers to solicit offers by institutional investors to purchase the common units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the number of common units that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve.

LEGAL MATTERS
     The validity of the common units and tax matters will be passed upon for us by Ledgewood, Philadelphia, Pennsylvania.
EXPERTS
     Our combined and consolidated financial statements as of December 31, 2006 and 2005, and the related combined and consolidated statements of income, comprehensive income, equity, and cash flows for the year ended December 31, 2006, the three month period ended December 31, 2005 and the years ended September 30, 2005 and 2004, incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report with respect thereto, which is incorporated by reference in this registration statement and prospectus and given on authority of said firm as experts in accounting and auditing.
     The financial statements of DTE Gas & Oil as of December 31, 2006 and 2005, and the related statements of income, comprehensive income, equity, and cash flows for the years ended December 31, 2006, 2005 and 2004, incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report with respect thereto, which is incorporated by reference in this registration statement and prospectus and given on authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-3 with respect to this offering. This prospectus constitutes only a part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits and its schedules.
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov or at our website at www.atlasenergyresources.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference room.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC under Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934 will automatically update and supersede this information.
     We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007; and

•	our Current Reports on Form 8-K or 8-K/A filed January 10, 2007, January 22, 2007, May 21, 2007, June 29, 2007, September 12, 2007 and October 26, 2007.

     You may request a copy of any document incorporated by reference in this prospectus without charge by writing or calling us at:
Atlas Energy Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108
(412) 262-2830
Attn: Brian Begley
     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or the documents we have incorporated by reference is accurate as of any date other than the date on the front of those documents.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     Set forth below are the expenses (other than underwriting discounts and commissions) we expect to pay in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the amounts set forth below are estimated:

Securities and Exchange Commission registration fee	$29,147
Printing fees and expenses*	5,000
Legal fees and expenses*	20,000
Accounting fees and expenses*	7,500
Miscellaneous*	5,000

TOTAL	$66,647

*	Estimate
Item 15. Indemnification of Directors and Officers
     The section of the prospectus entitled “Our Limited Liability Company Agreement—Indemnification” discloses that we will generally indemnify our directors, officers, managers and affiliates to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Act empowers a Delaware limited liability company to indemnify and hold harmless any member or other persons from and against all claims and demands whatsoever.
     To the extent that the indemnification provisions of our limited liability company agreement purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and is therefore unenforceable.
Item 16. Exhibits
     The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

5.1	Opinion of Ledgewood as to the legality of the securities being registered
8.1	Opinion of Ledgewood relating to tax matters
23.1	Consent of Grant Thornton LLP
23.2	Consent of Grant Thornton LLP
23.3	Consent of Ledgewood (contained in Exhibits 5.1 and 8.1)
24.1	Power of Attorney (included in signature pages)
Item 17. Undertakings
(a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs 1(i), (1)(ii) and 1(iii) of this section do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
     (A) Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in

Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of such registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Moon Township, Pennsylvania, on January 2, 2008.

ATLAS ENERGY RESOURCES, LLC
By:	/s/ Matthew A. Jones
Matthew A. Jones
Chief Financial Officer

     KNOWN ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below, constitute and appoint Richard D. Weber and Matthew A. Jones, and each of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on January 2, 2008.

Signature	Title
/s/ Edward E. Cohen	Chairman and Chief Executive Officer

Edward E. Cohen

/s/ Jonathan Z. Cohen	Vice Chairman

Jonathan Z. Cohen

/s/ Richard D. Weber	President, Chief Operating Officer and Director

Richard D. Weber

/s/ Matthew A. Jones	Chief Financial Officer

Matthew A. Jones

/s/ Nancy J. McGurk	Chief Accounting Officer

Nancy J. McGurk

/s/ Ellen F. Warren	Director

Ellen F. Warren

/s/ Walter C. Jones	Director

Walter C. Jones

/s/ Bruce M. Wolf	Director

Bruce M. Wolf